		Exhibit 99(a)
Household Home Equity Loan Trust 2003-1

Original Principal Class A	547,610,000.00
Number of Class A Notes (000's)	547,610.00
Original Principal Class M	105,872,000.00
Number of Class M Notes (000's)	105,872.00
		Sum of 10/20/2003
Payment Date		to 12/22/2003

		Total 2003
CLASS A
Class A Principal Payment		112,908,093.84
Class A Interest Payment		2,409,771.07

CLASS M
Class M Principal Payment		21,829,049.35
Class M Interest Payment		554,930.58